

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 6010

November 30, 2007

Via U.S. Mail and Facsimile to (408) 944-0970

Richard D. Crowley, Jr.
Chief Financial Officer
Micrel Incorporated
2180 Fortune Drive
San Jose, CA 95131

> **Re:** **Micrel Incorporated**
> **Form 10-K for the Fiscal-Year ended December 31, 2006**
> **Filed February 28, 2007**
> **Form 10-Q for the Fiscal-Quarter ended September 30, 2007**
> **File No. 000-25236**

Dear Mr. Crowley:

We have reviewed your filings and have the following comment. We have limited our review of your filing to only the issue we have addressed in the comment. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q for the Fiscal-Quarter ended September 30, 2007

Note 12. Litigation and Other Contingencies, page 10

1.   We see that you have recorded a Deloitte & Touche LLP litigation settlement during the period as part of non-operating other income in your Condensed Consolidated Statements of Operations. We note that the litigation related to certain professional advice received from Deloitte and it is unclear why presentation of the income as non-operating is appropriate. As such, please tell us in detail why you believe the amount is properly classified as a non-operating activity or alternatively, please reclassify this amount within operating activities in future filings beginning with your next Form 10-K.

        As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;
·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kevin Kuhar, Staff Accountant, at (202) 551-3662 or me at (202) 551-3603 if you have questions regarding these comments on the financial statements and related matters. In this regard, do not hesitate to contact Angela Crane, Branch Chief, at (202) 551-3554.

Sincerely,

Jay Webb
Reviewing Accountant